September 21, 2012

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kubota Corporation
Form 20-F for the fiscal year ended March 31, 2012
Filed June 29, 2012
File No.1-07294

Dear Mr. Cash:

Kubota Corporation (the “Company”) has received the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the letter from the Staff dated September 19, 2012 (the “Comment Letter”) regarding the Company’s filing of Form 20-F for the year ended March 31, 2012.

The Company has started to prepare its responses to the Comment Letter. However the Company will be unable to complete such responses within 10 business days following the receipt of the Comment Letter, and in order to fully address the comments, the Company hereby requests an extension of time. The Company anticipates submitting to the Staff a response to the Comment Letter by October 17, 2012.

Thank you for your kind understanding. If you have any questions about this response letter, please contact the undersigned by fax (81-6-6648-2632).

Faithfully yours,

/s/ Shigeru Kimura
Shigeru Kimura
Director and Managing Executive Officer
Kubota Corporation

cc:	Ms. Mindy Hooker
Ms. Jeanne Baker
(Division of Corporation Finance, Securities and Exchange Commission)

Mr. Izumi Akai
Mr. Kenji Taneda
Ms. Junko Urabe
(Sullivan & Cromwell LLP)